UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

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ELKCORP
(Name of Subject Company)

ELKCORP
(Name of Person Filing Statement)

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Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

David G. Sisler
Senior Vice President, General Counsel and Secretary
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254
(972) 851-0500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

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WITH COPIES TO:

Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

   ☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 6 is to amend and supplement Item 4, Item 8 and Item 9 in the Solicitation/Recommendation Statement (the “Statement”) on Schedule 14D-9 previously filed by ElkCorp, a Delaware corporation, on January 19, 2007, as amended on January 19, 2007, January 22, 2007, January 23, 2007, January 30, 2007 and January 31, 2007, in respect of the tender offer commenced on January 18, 2007, by an affiliate of The Carlyle Group, and to add additional exhibits and to revise the Exhibit Index accordingly.

Item 4.  The Solicitation or Recommendation.

              (b)(2) Background.

       The discussion set forth in Item 4(b)(2) is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

        On February 2, 2007, the Company received notice that the irrevocable, binding offer made in the Offer Letter would be held open until 5 p.m. Dallas time on February 12, 2007. This notice was received following a request by the Dallas County Court on February 1, 2007 for additional time to prepare for and consider Plaintiff Wetzel’s request for a temporary injunction, which is set to be heard on February 9, 2007. The complete text of the notice is included herein as Exhibit (a)(28), and is incorporated by herein by reference.

        On February 2, 2007, the Company issued a press release announcing the foregoing, which is included herein as Exhibit (a)(27), and is incorporated herein by reference.

Item 8.  Additional Information to be Furnished.

The discussion set forth in Item 8(d) is hereby amended and supplemented by adding the following new paragraphs at the end thereof:

       (d) Certain Litigation.

        On February 1, 2007, the Dallas County Court requested additional time to prepare for and consider Plaintiff Wetzel’s request for a temporary injunction, which is set to be heard on February 9, 2007.

Item 9. Exhibits.

Exhibit No.	Description

(a)(27)	Press release issued by ElkCorp, dated February 2, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2007)

(a)(28)	Letter, dated February 2, 2007, from BMCA Acquisition Inc., BMCA
Acquisition Sub Inc. and Building Materials Corporation of America, to the
Special Committee of the Board of Directors of ElkCorp (incorporated by reference to Exhibit (a)(1)(W) to Amendment No. 3 to Schedule TO of
BMCA Acquisition Inc. and BMCA Acquisition Sub Inc. filed with the
Securities and Exchange Commission on February 2, 2007)

SIGNATURE

     After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

ELKCORP

By: /s/ Thomas D. Karol
Name: Thomas D. Karol
Title: Chairman of the Board and
Chief Executive Officer

Dated: February 2, 2007

INDEX OF EXHIBITS

Exhibit No.	Description

(a)(27)	Press release issued by ElkCorp, dated February 2, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2007)

(a)(28)	Letter, dated February 2, 2007, from BMCA Acquisition Inc., BMCA
Acquisition Sub Inc. and Building Materials Corporation of America, to the
Special Committee of the Board of Directors of ElkCorp (incorporated by reference to Exhibit (a)(1)(W) to Amendment No. 3 to Schedule TO of
BMCA Acquisition Inc. and BMCA Acquisition Sub Inc. filed with the
Securities and Exchange Commission on February 2, 2007)